SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND AMENDMENTS THRETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)

                           Genicom Corporation
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                            (Name of Issuer)

                             Common Stock
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                       (Title of Class of Securities)

                               372282103
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                           (CUSIP NUMBER)

                  FamCo Value Income Partners, L.P.
                          121 Outrigger Mall
                      Marina del Rey, CA 90292

                (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         - with copies to -


                         Michael G. Tannenbaum, Esq.
                 Tannenbaum Helpern Syracuse & Hirschtritt
                    900 Third Avenue - 13th Floor
                       New York, New York 10022
                             (212) 508-6700


                         December 31, 1999
                   (Date of event which requires
                     filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1-(b)

                  |X| Rule 13d-1-(c)

                  |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                 Page 1 of 6 Pages

CUSIP No. 372282103

1 Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
  (entities only)

FamCo Value Income Partners, L.P.  954424525

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a.

b.

3.       SEC Use Only

4.       Citizenship or Place of Organization:   California, USA

Number of Shares  5.  Sole Voting Power 707,000 Shares
Beneficially
Owned by          6.  Shared Voting Power           0
Each
Reporting         7.  Sole Dispositive Power 707,000 Shares
Person
With              8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person 707,000 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row 9 6.02% of Common Stock

12. Type of Reporting Person (See Instructions)  PN


                                                 Page 2 of 6 Pages

CUSIP No. 372282103

Item 1(a)         Name of Issuer:

Genicom Corporation

Item 1(b)         Address of Issuer:

14800 Conference Center Dr.
Suite 400 Westfields
Chantilly, VA 20151-3820

Item 2(a)         Name of Person Filing:

FamCo Value Income Partners, L.P. (the "Partnership")

Item 2(b)         Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

FamCo Value Income Partners, L.P.
121 Outrigger Mall
Marina del Rey, CA 90292

Item 2(c)         Citizenship:

         California, USA

Item 2(d)         Title of Class of Securities:

         Common Stock

Item 2(e)         CUSIP Number:

         372282103

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                                 Page 3 of 6 Pages

CUSIP No. 372282103


a. |_| Broker or dealer registered under Section 15 of the Act,
b. |_| Bank as defined in Section 3(a)(6) of the Act,
c. |_| Insurance Company as defined in Section 3(a)(19) of the Act,
d. |_| Investment Company registered under Section 8 of the Investment Company Act,
e. |_| Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. |_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
g. |_| Parent Holding Company or Control Person, in accordance with
       Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. |_| A  church  plan  that  is   excluded   from  the
       definition  of an  investment  company  under section
       3(c)(14) of the Investment Company Act of 1940;
j. |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4   Ownership:

         (a)      Amount Beneficially Owned:

                 As of February 11, 2000, 707,000 shares were beneficially owned by the Partnership.

         (b)      Percent of Class:  6.02%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           707,000 shares

                  (ii) shared power to vote or direct the vote:

                                                 Page 4 of 6 Pages

CUSIP No. 372282103

                  (iii) sole power to dispose or to direct the disposition of:

                           707,000 shares

                  (iv) shared power to dispose or direct the disposition of:

                           0

Item 5  Ownership of Five Percent or Less of a Class:
------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
------

                  Not applicable

Item 7  Identification and Classification of the Subsidiary which Acquired the
------
                  Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8  Identification and Classification of Members of the Group:
------

                  Not applicable

Item 9   Notice of Dissolution of Group:
------

                  Not applicable

Item 10  Certification:
-------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                 Page 5 of 6 Pages

CUSIP No. 372282103


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000
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Date

/s/ Kenneth Funsten
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Signature


Kenneth B. Funsten, General Partner
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Name/Title


                                                 Page 6 of 6 Pages